Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

December 15, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	Bite Acquisition Corp. Draft Registration Statement on Form S-1 Submitted November 12, 2020 CIK 0001831270

Dear Ms. Barberena-Meissner:

On behalf of Bite Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated December 9, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form S-1 submitted on November 12, 2020 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 of the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1

Prospectus Summary

Market Opportunity, page 4

1.	We note your use of industry data in various statements here and elsewhere in your prospectus. Please ensure that you have disclosed your support for all such statements including the names and dates of third party sources.

Response: The Company has revised its disclosure on pages 4, 5, 54 and 55 of Amendment No. 1 in response to the Staff’s comment.

The Offering, page 9

2.	You disclose at page 11 and elsewhere in your prospectus that if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of your initial business combination, warrant holders may exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. Please disclose this “specified period.”

United States Securities and Exchange Commission

Division of Corporation Finance

December 15, 2020

Response: The Company has revised its disclosure on pages 11 and 84 of Amendment No. 1 to disclose the “specified period” in response to the Staff’s comment.

Risk Factors

If we are unable to consummate a business combination, our public stockholders may be forced to wait more than 24 months..., page 21

3.	We note that your certificate of incorporation will provide that you will have only 24 months from the closing of this offering to complete an initial business combination. We further note disclosure at page 12 and elsewhere in your prospectus that your sponsor, initial stockholders, officers and directors have agreed that they will waive their conversion rights with respect to their founder shares, private shares and public shares in connection with a stockholder vote to approve an amendment to your amended and restated certificate of incorporation (A) to modify your obligations with respect to conversion rights as described in this prospectus or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity. Please revise this risk factor to clarify that you may extend your time period to complete an initial business combination beyond 24 months from the closing of this offering.

Response: The Company has revised its disclosure on page 21 of Amendment No. 1 in response to the Staff’s comment.

Our initial stockholders will control a substantial interest in us and thus may influence certain actions requiring a stockholder vote..., page 31

4.	Please disclose in this risk factor the number of public shares sold in this offering required to approve a proposed business combination. Please reflect in such disclosure the agreements by your sponsor, officers, directors, initial stockholders and EarlyBirdCapital, as applicable, to vote their shares in favor of any proposed business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Amendment No. 1 to disclose (a) the number of public shares sold in the offering required to approve a proposed business combination and (b) the agreements by the Company’s sponsor, officers, directors and initial stockholders to vote their shares in favor of any proposed business combination.

5.	Please disclose in this risk facor that only holders of the founder shares have the right to vote on the election of directors prior to your initial business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12, 31 and 81 of Amendment No. 1 to remove language that indicates that only holders of the founder shares have the right to vote on the election of directors prior to the Company’s initial business combination.

United States Securities and Exchange Commission

Division of Corporation Finance

December 15, 2020

Use of Proceeds, page 40

6.	We note your disclosure at page 97 that you will pay EarlyBirdCapital a cash fee for advisor services upon the consummation of your initial business combination in an amount up to “3.5% of the gross proceeds of this offering (exclusive of any applicable finders’ fees which might become payable).” If applicable, please revise your use of proceeds table to include the 3.5% fee payable to EarlyBirdCapital as part of the funds held in the trust account. Also revise to disclose the finders’ fees that you may be obligated to pay certain parties who assist you in completing your initial business combination.

Response: The Company has revised its disclosure on the use of proceeds table of Amendment No. 1 in response to the Staff’s comment.

*           *           *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Bite Acquisition Corp.

Alan I. Annex, Esq.